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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-33594

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empire Investment Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

136-20 38th Avenue, Suite 9E
(No. and Street)

Flushing	NY	11354
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leon Wu	(718) 445-2313	empire@empiretrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEON WU, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EMPIRE INVESTMENT, INC., as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 2027

Dierdre Steinhaus Ainbinder
Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EMPIRE INVESTMENT, INC.

Financial Statements and Supplemental Schedules

December 31, 2023

(With Independent Auditor's Report Thereon and Supplemental Reports)

EMPIRE INVESTMENT, INC.

December 31, 2023

Table of Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Empire Investment, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Empire Investment, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Tuttle & Bond, PLLC

Fredericksburg, Texas

April 1, 2024

We have served as the Empire Investment, Inc.'s auditor since 2020.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com

EMPIRE INVESTMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS

Clearing deposit	$	100,000
Due from clearing broker		36,362
Securities owned, at market		33
Other asset		3,055
Fixed assets, net of depreciation		1,004
TOTAL ASSETS	$	140,454

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	34,948
TOTAL LIABILITIES		34,948
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		164,388
Paid-in capital		947,593
Accumulated deficit		(1,006,475)
Total stockholder's equity		105,506
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	140,454

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF COMPREHENSIVE LOSS

For the Year Ended December 31, 2023

Revenues:		
Commissions revenue	$	110,265
Interest income		18,851
Miscellaneous ticket fees		4,445
Total Revenues		133,561
Expenses:		
Payroll and employee benefits		92,886
Clearing fees		47,797
Occupancy		36,282
Travel and Entertainment		2,617
Communications and tech services		9,758
Professional fees		17,977
Cleaning and maintenance		4,370
Regulatory fees		3,170
Unsecured debit/error cost		51
Depreciation		505
Other expenses		3,972
Total Expenses		219,385
Net loss		(85,824)
Other Comprehensive Gain		
Unrealized loss on securities owned		(13)
Total Other Comprehesive Income		(13)
Total Comprehensive Loss	$	(85,837)

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2023

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Totals
Balances at January 1, 2023	200	$ 164,388	$ 859,093	$ (920,283)	$ 103,198
Contribution from shareholders	-	-	88,500	-	88,500
Prior year adjustment	-	-	-	(355)	(355)
Net comprehensive loss	-	-	-	(85,836)	(85,836)
Balances at December 31, 2023	200	$ 164,388	$ 947,593	$ (1,006,474)	$ 105,507

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(85,836)
Depreciation		505
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Due from clearing broker		(7,625)
Securities owned at market		13
Other asset		(2,590)
Accounts payable and accrued expenses		2,585
NET CASH USED IN OPERATING ACTIVITIES		(92,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder contributions		88,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		88,500
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH		
Beginning of year		4,448
End of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	16
Cash paid for income taxes	$	500

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Empire Investment, Inc. (the "Company"), a New York S Corporation formed in 1984, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Clearing Deposit

The Company has a $100,000 balance with the Company's clearing broker. This balance is considered restricted as the funds cannot be withdrawn without the prior approval of the company's clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

The Company recognizes ASU 2014-09, Revenue from Contracts with Customers (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Since its inception, the broker-dealer has not earned any revenue.

Customer securities transactions are reported on a settlement date basis with related commission fee income and expenses also reported on a settlement date basis. There is no material difference from reporting on a trade date basis.

Leases

The Company currently has no leases. It pays $3,000 per month rent to a related party for office space.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $100,823, which was $95,823 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays rent for office space to a related party, the Company's President Leon Wu, on a month to month basis. Rental payments are $3,000 per month with no escalation contemplated at this time. During 2023 the Company was billed $36,000 in rent, which is included in the occupancy expense in the statement of comprehensive income.

NOTE 7 – FAIR VALUE INSTRUMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2023. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2023.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are asfollows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at themeasurement date.
Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in a Chase bank account.

NOTE 7 – FAIR VALUE INSTRUMENTS – continued

Investments in Equity Securities

Investments in equity securities are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security	Level 1	Level 2	Level 3	Total
Securities owned	-	-	33	33
Totals	-	-	33	33

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

December 31, 2023	Carried Value	Market Value	Unrealized Gain
Other	33	33	-
Totals	33	33	-

The fair value of the securities noted have been measured on a recurring basis using Level 3 inputs, which were based on unadjusted quoted market prices provided by the clearing firm. There have been no changes in valuation techniques.

NOTE **8 – SUBSEQUENT EVENTS**

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2023 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through April 1, 2024, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE INVESTMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

NET CAPITAL:			
Stockholder's equity		$	105,506
Less non-allowable assets and deductions:			
Fixed assets	1,004		
Other assets	3,055		
Haircuts on securities	33		
			4,092
NET CAPITAL		$	101,414
AGGREGATE INDEBTEDNESS, total liabilities		$	34,948
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	2,330
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($101,414 - $5,000)		$	96,414
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	34,948		
NET CAPITAL	101,414		34.46%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

EMPIRE INVESTMENT, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

136-20 38th Avenue Suite 9E
Flushing, N.Y. 11354
(718) 445-2313

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of my knowledge and belief, Empire Investment, Inc.:

1. The Company claims exemption 15c3-3(k)(2)(ii) from 17 C.F.R. §240.15c3-3;

2. The Company has met the identified exemption from January 1, 2023 through December 31, 2023 without exception, unless noted in number 3, below:

3. The Company have no exceptions to report this fiscal year.

I, Leon Wu, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Leon Wu, President
Empire Investment, Inc.

April 1, 2024
Date

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2023

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Leon-Sun Wu
Empire Investment, Inc.
136-20 38TH Ave., Suite 9E
Flushing, NY 11354

Dear Leon-Sun Wu:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Empire Investment, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Empire Investment, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Empire Investment, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empire Investment, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC
Tuttle & Bond, PLLC
Fredericksburg, Texas
April 1, 2024

EMPIRE INVESTMENT, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2023

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.